
squared
REXIS
BIOTECH
3CHI
squared

INVEST IN **REXIS BIOTECH, INC.**

Making your drinks taste better, your medicine work better & your drugs more fun

rexissystems.com Las Vegas NV

Food & Beverage | Consumer Goods | Biotech | Brewery | Food Tech

Featured Investors

Investors include

Will Wagner | 3Chi



Will Wagner

Syndicate Lead

Experienced in Start Ups. Investment participation in Start Ups, Go Public strategies, oil and gas and real estate.

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When I look at potential investments, I have clear criteria;

1) Compelling Industry

2) Dedicated Founder and Executive Team

3) Proprietary Technology

4) Company Vision

5) Growth Pattern and Trajectory

Rexis Biotech is a 5/5.

With each passing day, Rexis achieves significant milestones in every aspect of their business. Rexis is the trusted industry leader in providing effective solutions enabling exceptional growth and efficiency.

The time is now.

Invested $5,000 this round

Highlights

1. Cash flow positive in under 6 months with estimated gross revenue projection of USD $3.2 in 2023*
2. $450k initial seed round investment from Virgin Beverages, 3CHI Group, The Manning Foundation
3. Signed contracts in the first half of 2023 worth over USD $8,350,000
4. 6 trade secret processes make up our highly defensible IP catalog

5 Founder was CEO of Virgin Entertainment Canada, Cineplex, BOSCH; led companies to successful IPO

6 Executive team with experience on Fortune 500 brands: Red Bull, Virgin, Best Buy, MillerCoors, NBCU

7 Our technology enhances the functionality, taste, and efficacy of everyday consumable products

8 Powering recognizable brands Happy Valley, First Person Group, 3CHI (Kyle Busch's #8 NASCAR sponsor)

Our Team



Keith Bushfield CEO

Founder with multiple successful exits, took 3 companies public, now entering the THC/CBD space. Ex-Founder/CEO of NeutriSci Int. (TSX-V:NU), Virgin Entertainment Canada, Cineplex Media (TSE: CGX), BOSCH Recreation Canada.



Ryan Erving COO

Business Strategist with deep sales and supply-chain expertise in tech, bio-tech, and regulated CPG. 20+ years guiding companies through complex processes, licensing, supply chain management, strategic partnerships, manufacturing & sales.



Andrea Barrera Facilities Director

Facility Liability and Project Management with more than 15 years working in the oil and gas industry and the environmental consulting field. Entheogenic advocate and certified as a Psychedelic Integration Coach.



Dan Wittmers Product Development & Strategy

Branding & product development expert with 15+ years working on Fortune 500



brands that include MillerCoors, Hasbro, and Kroger. As a strategic consultant, he's successfully launched multiple CPG brands in various categories and is a Certified Ganjier.



Ted Whitney Retail Sales & Distribution

Distributor management and sales executive with 20 years of experience developing craft beer, cannabis brands and sales teams. Ted has developed some of the fastest growing, most successful brands in new markets and is repeating that success with Rexis.

Pitch


WHY REXIS

Welcome to Rexis, a generational opportunity to invest in a company that makes ingredients for consumer-packaged goods that are almost as fundamental to recipes as sugar, protein, and caffeine.

Investing in Rexis is not only an opportunity to own a piece of a groundbreaking opportunity, but it also offers you a front row seat as we help build and grow brands around the globe.

Here's the problem...

The human body cannot efficiently absorb most plant-based ingredients. Things like caffeine, lion's mane, CBD, THC [and many more] have very low bioavailability, which makes it difficult for your body to assimilate those ingredients into your bloodstream. So, even though there was a dosage on the front of the package, you potentially only received 10% or less of that ingredient into your system.

These ingredients can also be very unstable, often losing 30% efficacy within the first three months, and can often leave a bitter or oily aftertaste in your mouth.

The most fundamental needs of any consumer when eating or drinking a product is that:

a.) It tastes good, and...

b.) It does what it's supposed to.

If a brand can't deliver on those two things, they've got nothing!

Rexis is the solution!

Rexis' biotechnology empowers brands to turn the rapidly growing industry of natural, plant-based consumables into products you'll actually want to taste and drink; something you'll inevitably crave.

Our proprietary, patented technology allows ingredients to enter the blood-stream faster while tasting better; a dream team combination.

In short, we make the "secret sauce", or "the engine", that empowers consumer products across various industries to become award winners, literally.


THE REXIS ADVANTAGE

From cutting-edge technology to top-notch scientific expertise, we strive to create products that aren't just better than the rest, but that we believe can change the world.

Every hydrophobic molecule we choose to work with must have an underlying list of potential health benefits that support a range of issues from every-day ailments to diagnosed health deficiencies, and yes, even addiction.




Alertness
Pain Relief
NICOTINE
Alzheimer's
Parkinson's
FUNCTIONAL MUSHROOMS
Stress Reduction
Improved Focus
REXIS BIOTECH
PSILOCYBIN
PTSD
OCD
CANNABINOIDS
Insomnia
Epilepsy
KRATOM
Pain Relief
Anxiety

As an emerging leader in the biotech industry, it's mission-critical for us to constantly stay ahead of the curve. Given the dynamic and rapidly evolving categories in which we play, we recognize that having a competitive advantage is foundational to our success. Core differentiators of our products include:


REXIS BIOTECH
COMPETITORS
TASTE
TASTE GREAT
People want to consume more because they enjoy the flavor + the effect
TASTE LIKE CRAP
Leaves a bitter aftertaste, which they mask with chemicals or loads of sugar

FAST ACTING

FEEL IT FASTER

Takes less than 6 minutes to be absorbed into the bloodstream and take effect

TAKES LONGER

Takes 45-90 minutes to digest and take effect

POTENCY

FEEL IT MORE

Stays effective and tasty up to 6 times longer than the competition

FEEL IT LESS

About 30% less potent than advertised by the time you consume it

PRECISION

MORE PRECISE

Through our tech, CBD has been clinically proven to be 48.15% bioavailable

LESS PRECISE

About 4-10% of CBD is absorbed through your first pass digestion


MARKET OPPORTUNITIES
LICENSING + RETAIL

We believe Rexis is poised to be the Nvidia or Intel of the greater CPG industry.

We plan and anticipate for our technology to power branded products across multi-billion- and trillion-dollar industries with the potential to become the next category leader in each.

In the US alone, we see addressable markets that already range into the billions.



HEMP PRODUCTS $38B
ENERGY DRINKS $21.6B
COFFEE $95.58B
KRATOM $1.3B
REXIS
NICOTINE $106.4B
FUNCTIONAL MUSHROOMS $3.9B
MARIJUANA $72B
PSILOCYBIN $4.8B

As we expand globally, our Total Addressable Market (TAM) could be as big as the overall Consumer Packaged Goods (CPG) industry, including categories like food & beverage, alcohol, household goods, and beauty & personal care- which currently stands at $5.3 trillion (**Source Report: Kearney**).

Investing in Rexis may be like going back in time to invest in sugar and potentially benefiting from all the many products made using sugar as a key ingredient. Would you invest in sugar when it was first discovered?

Licensing Partners

"Rexis' tech is several steps above anything else that's in the marketplace right now."
– Justin Journay, CEO

3CHI

- Strategic long-term partnership with Rexis for D9/D8 powdered drink mixes and shots.
- Signed exclusive multi-million dollar contract with Rexis to produce ready-to-drink beverages nationally in Q2'23.

"Combining Rexis' technology with ours has really created a unique product."
– Chris Claussen, CIO

- Winner 2023 NEXTY award / Inc. Magazine 2022 Best in Business, Wellness Products
- Sales of $5M+ in their first 10 months of operations

FIRST PERSON

"Rexis' Fused Polymorph Nano Fiber Technology has absolutely changed the game."
– Torrin Panico, Director of Product Development

HAPPY VALLEY

- Voted #1 Dispensary in Massachusetts by consumers and industry experts
- Expanding into new adult-use states in 2023 using Rexis powered products

"Rexis has helped to significantly advance the

Rexis has helped to significantly advance the development of our edibles and beverages."
– Alex Leonowicz, Chief Operations Officer

- 1st licensed manufacturer in Michigan permitted to produce cannabis beverages using Rexis' tech
- Top 3 cannabis business in Michigan with retail sales into 400+ stores

REDBUD Roots CRAFT CANNABIS EST. 2012

"Our dynamic partnership with Rexis has propelled Nectr products to unparalleled levels."
– Matt McGinn, Chief Operations Officer

NECTR

- Cannabis manufacturer and retailer producing ~ 75% of the edibles and beverages being sold in Maine
- Doubling their 2023 production projections to meet elevated demand of their Rexis powered beverage

> **Forward looking projections cannot be guaranteed.*

Retail Brands

Thanks to the hard work of our R&D team, in the coming months Rexis will be expanding its revenue streams by launching multiple new retail-facing brands with first-to-market products. These are products being sold in stores next to the likes of Pepsi, Skinny Girl and RedBull, as well as online, direct to consumers all over the world.


RETAIL BRANDS - SALES PROJECTIONS
TOTAL 2-YEAR PROJECTION:
$23.37M
1,400,000.00
1,200,000.00
1,000,000.00
800,000.00
600,000.00
400,000.00
200,000.00
$
MAY '23
JUNE '23
JULY '23
AUG '23
SEPT '23
OCT '23
NOV '23
DEC '23
JAN '24
FEB '24
MAR '24
APR '24
MAY '24
JUN '24
JUL '24
AUG '24
SEPT '24
OCT '24
NOV '24
DEC '24
SQUARED
TWIST
K7
MORPH MONKEY

**The above sales projections represent forward looking estimates that do not constitute a guarantee on the delivery of these numbers.*


MARKET OPPORTUNITIES
PHARMACEUTICALS

We're not just "fun in the sun". Rexis' third, and quickly emerging, division focuses on pharmaceutical-grade, prodrug products.

While pharmaceutical development can often take years to develop into viable revenue streams, Rexis is optimistic about the approval and timely launch of several breakthrough next-gen pharmaceutical therapies in 2023 with plans to

several breakthrough next-gen pharmaceutical therapies in 2023 with plans to have these therapeutics available over-the-counter across the United States.

NX1 (pTeronsene)

In a double blind, placebo controlled study, 141 adult volunteer subjects were given our latest proprietary, breakthrough compound, pTeronsene, a tasteless, odorless edible liquid.

All subject patients were tobacco smokers between the age of 18 and 66 years old with a median age of 47; all smoked between 10-25 cigarettes or nicotine vapes per day.

The results were nothing short of astounding!

Of the subjects who were given a placebo (73 subjects), only 2% said they remained satiated by the product 60 minutes past consumption.

Those that were given a dose of NX1 (68 subjects) had the exact opposite reaction. Over 95% of these subjects reported a reduced or completely eliminated need to smoke; a breakthrough for smokers everywhere.

CBD-Based Epilepsy Therapeutic

Currently, there is only one cannabinoid-based therapeutic that has been approved by the FDA for public use, Epidiolex.

Epidiolex is approved for the treatment of Lennox-Gastaut Syndrome, a disease that causes severe seizures; mostly within children under the age of 4 years old. While LGS is considered a rare affliction, it still affects nearly 1M children and adults worldwide.

Epidiolex was originally created by GW Pharmaceuticals, which was recently acquired by Jazz Pharmaceuticals for $7.2B. The therapeutic typically retails for $1,800 a dose and generates nearly $1 billion in annual revenues.

Rexis believes this type of life-changing medication should be both widely available and affordable to families dealing with an LGS-diagnosed child. We also believe it should be more effective, so we've created CX1-N1, an Epidiolex disruptor. In preliminary trials CX1-N1 proved to be 523% more effective than Epidiolex when compared with historical data.

PRODUCT VALIDATION

Defined blood levels of CBD in animals starting from 5 minutes until 24 hours.
The data summary is as follows:

Cmax: (ng/mL	40.5
tmax (hr)	1.75
AUC 0-t (ng*h/mL	145/

The % Bioavailability relative to historic IV dosing = 48.15%

Time vs. conc. profile of CBD after oral administration of CBD-SP to male SD rats



50
40
30
20
10
0
0.083
0.17
0.25
0.5
1
2
4
6
24
— CBD-SP 10 mg/ml

TRACTION

Over the past year, our team has been hard at work achieving some incredible milestones that have helped us make significant strides towards our mission. From inking game-changing partnerships to scaling our customer base and securing several international deals, we've already accomplished a lot.

Several major milestones as listed below highlight our progress to-date and give you a real glimpse into the future of our company.

- Currently projecting 2023 revenues of $14.7M. *(not guaranteed)*

- Currently the largest cannabis beverage manufacture in the world; operational in 3 countries
- Ownership stakes in several Hemp and THC manufacturing corporations - valued at more than $10.5m in annual revenues over the next 18 months. (*not guaranteed*)
- Market ready pharmaceutical-grade therapeutics
- Signed multi year revenue generating contracts with 7 of the countries most respected brands in less than a year


COMPETITORS & COMPARATIVE
MARKET VALUATIONS

One of our core values as a company is to always under-promise and over-deliver in everything that we do. Over the past year we've achieved an increase in valuation - from $6.3M to approx. $12.05M in this round.

This explosive growth was made possible by avoiding the pitfalls of our competitors and keeping our valuation both modest and attainable, while prioritizing expenditures that have the distinct outcome of increasing shareholder value.


USE OF PROCEEDS

It is our intention to use the proceeds of this Wefunder round for the expressed purposes of optimizing operations, increasing inventory production, launching strategic marketing tactics, and expediting the R&D of new products.

Statement From The CEO

> *"I would like to personally thank you for your interest in Rexis Biotech. What you have read and seen above represents nearly two decades of research, development and investment into the future of plant-based medicine. This is an exciting time for us and our shareholders as we now step confidently into our next phase of growth.*

> *Rexis has already begun innovating the impossible in the pharmaceutical industry, as well as with Consumer Packaged Goods across the globe. We are pioneering the next era of good-for-you products for several brands you know and love today, but also via hundreds of exciting new opportunities that didn't exist even 12 months ago. You're not going to want to miss what comes next.*

> *Again, thank you for your support as we push forward, striving to create a better tomorrow for future generations.*

> *We sincerely hope you will join us on our journey!"*

> *- Keith Bushfield, CEO*